UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact August | 2025

Azul Secures Approval for Agreement with AerCap in US Court

São Paulo, August 13, 2025 – AZUL S.A. (B3: AZUL4; OTC: AZULQ) (“Azul” or “Company”), the largest airline in Brazil by number of flight departures and destinations, announced today that it has received Court’s approval for motions in its Chapter 11 proceedings, including its agreement with AerCap and the rejection of multiple leases and contracts.

These approvals mark an important step in Azul’s broader transformation plan and reflect continued momentum in its restructuring process. The agreement with AerCap, Azul’s largest lessor representing most of its aircraft and lease liabilities, is expected to provide over US$1 billion in savings in connection with the operation of its fleet, according to the Company’s estimates. The approval of the fleet-related lease and contract rejections will generate additional savings without impacting the Company’s overall fleet, routes, or ability to serve Customers as these aircraft and engines were not flying.

Fleet optimization efforts are an essential part of Azul’s strategy under Chapter 11, designed to create an agile organization capable of ensuring the company’s strengthening and transformation for the future.

Azul remains committed to finalizing its Restructuring Plan while continuing to support its Crewmembers and serve its Customers.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, Crewmembers, and the market informed of all material developments in the restructuring process, in full compliance with applicable laws and regulation.

Stakeholders seeking specific information about Azul’s Chapter 11 case can visit its dedicated website at www.azulmaisforte.com.br . For case and claims information, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free) or (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL4, OTC:AZULQ), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 400 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 13, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer